Exhibit 21.1
SUBSIDIARIES OF TUSIMPLE HOLDINGS INC.

Name of Subsidiary	Jurisdiction of Organization
TuSimple, Inc.	United States of America
TS Logistics, Inc.	United States of America
AFN Carriers Inc.	United States of America
TuSimple Research, Inc.	Canada
TuSimple Sweden AB	Sweden
TuSimple Germany GmbH	Germany
Tusimple (Hong Kong) Limited	Hong Kong
Tusimple (Hong Kong) Auto Tech Limited	Hong Kong
TuSimple Japan Co. Ltd	Japan
Beijing Tusen Zhitu Technology Co., Ltd.	China
Beijing Tusen Weilai Technology Co., Ltd.	China
Shanghai Tusen Weilai AI Technology Co., Ltd.	China
Tangshan Tusen Weilai Logistics Co., Ltd.	China
Beijing Weilai Chengyun Auto Tech Co., Ltd.	China
Junlian Tusen Technology Co., Ltd.	China
Shanghai Kuangtu Logistics Co., Ltd.	China
Tusen Zhiyun (Shenzhen) Auto Tech Co., Ltd.	China